
January 29, 2015

Via E-mail
Mark W. Miles
Chief Financial Officer
Berry Plastics Group, Inc.
101 Oakley Street
Evansville, Indiana 47710

> **Re: Berry Plastics Group, Inc.**
> **Form 10-K for Fiscal Year Ended September 27, 2014**
> **Filed November 24, 2014**
>
> **File No. 1-35672**

Dear Mr. Miles:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 27, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15
Outlook, page 15

1. Please revise this section in future filings to include substantive disclosure on prospective developments and strategies that may affect your company. Your current disclosure contains a list of factors that broadly affect your company, but there is a considerable absence of disclosure addressing management's views about the trends and uncertainties that have had or that you reasonably expect will have material impacts on your operations. We note that management expressed opinions regarding expectations for rising consumer demand and margin growth as a result of your previously-implemented price increases in 2015, as well as discussed the expected commercialization of your Qubic and Iconic products, in your earnings call on November 21, 2014. Please see Section III.B.3 of SEC Release 33-8350 and Item 303(a)(3)(ii) of Regulation S-K.

Discussion of Results of Operations for Fiscal 2014 Compared to Fiscal 2013, page 17

2. We note your discussion and analysis of net sales at the consolidated and segment levels. Specifically, we note your discussion of the underlying cause for the 5% impact to net sales due to volume declines in which you note there was "softness in thermoformed drink cups and container product offerings". We further note your discussion during the fourth quarter and fiscal year 2014 conference call in which you note that during the first quarter of fiscal year 2014 you entered into new agreements with several existing thermoformed drink cup customers that eliminated the exclusivity or very high market share sections that the prior agreements contained, which is the cause of the reduced earnings in addition to other sales volume weaknesses. It is unclear how you determined that a material change to several customer contracts that negatively impacted net sales and operating income for your Rigid Open Top segment was not specifically discussed in your first quarter of fiscal year 2014 Form 10-Q or in your fiscal year 2014 Form 10-K. Please advise. As part of your response, please provide us with quantification of the impact the change in terms to these contracts had on the Rigid Open Top segment's net sales and operating income.

3. We note your discussion and analysis of the changes in your operating income in which you attribute the decline to $57 million of business integration expense, in part. Please describe in detail the nature of your "business integration expenses." We also note that you have allocated $48 million of the business integration expense to your Rigid Open Top segment. To the extent these expenses relate to the integration of business acquisitions, please explain why your Rigid Open Top segment incurred $48 million of expenses when no completed acquisitions occurred during fiscal years 2014 and 2013. To the extent business integration costs relate to restructuring charges, please reconcile between your note on page 16 that you incurred over $55 million of costs during fiscal year 2014 for your 2014 cost reduction plan to your Note 10 that discloses only $30 million of costs recognized for the 2014 cost reduction plan with only $13 million allocated to the Rigid Open Top segment. Please provide us with the enhanced disclosures you will provide to investors in future filings.

Report of Independent Registered Public Accounting Firm, page 31

4. We note that management excluded the current year acquisitions from their assessment of the effectiveness of internal control over financial reporting. However, Ernst & Young LLP did not include a statement in their report that the current year acquisitions were excluded from their assessment. Please tell us if Ernst & Young LLP's audit to obtain reasonable assurance regarding the effectiveness of your internal control over financial reporting included the current year acquisitions.

Note 10. Restructuring and Impairment Charges, page

5. We note your disclosure for your estimated total cost of restructuring programs since 2007 and the cumulative costs recognized through fiscal year 2014 of $78 million and $75 million, respectively. We further note from the same footnote disclosure in your fiscal year 2013

Form 10-K that the respective amounts totaled $205 million and $202 million. Please explain to us, in detail, how the estimated total cost of restructuring programs since 2007 declined during fiscal year 2014, along with the cumulative costs recognized from 2007 through 2014.

Definitive Proxy Statement Filed January 26, 2015

Executive Compensation, page 18
Equity Compensation Plans, page 21

6. While you describe the amount of option awards that you granted in fiscal year 2014 in the first paragraph on page 22, you do not discuss how management determined the amount of equity to grant or the form that it would take. Please refer to Item 402(b)(2)(ii) and Item 402(b)(2)(iii) of Regulation S-K, and please ensure that you provide appropriate disclosure in future filings.

Summary Compensation Table, page 25

7. It appears that the amounts which you have presented in the Bonus column of this table reflect the performance of your executives under your non-equity incentive plan, as defined in Item 402(a)(6)(iii) of Regulation S-K. Please also refer to Regulation S-K Compliance & Disclosure Interpretation 119.02. Please ensure that in future filings you present payments under your Executive Bonus Plan as earned under a non-equity incentive plan, disclose the performance goals and actual performance achieved, and provide appropriate disclosure in your Grant of Plan-Based Awards table.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Melissa N. Rocha, Senior Assistant Chief Accountant, at (202) 551-3854, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton, Staff Attorney, at (202) 551-3791, or in his absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief